December 2012
Pricing Sheet dated December 28, 2012 relating to Preliminary Terms No. 495 dated December 19, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Buffered PLUS Based on the Price of Corn due October 2, 2014
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – DECEMBER 28, 2012
Issuer:	Morgan Stanley
Aggregate principal amount:	$5,660,000
Stated principal amount:	$1,000 per Buffered PLUS
Issue price:	$1,000 per Buffered PLUS
Pricing date:	December 28, 2012
Original issue date:	January 3, 2013 (3 business days after the pricing date)
Maturity date:	October 2, 2014
Underlying commodity:	Corn
Payment at maturity:
If the final commodity price is greater than the initial commodity price:
$1,000 + leveraged upside payment
If the final commodity price is less than or equal to the initial commodity price but greater than or equal to 85% of the initial commodity price, meaning the price has declined by an amount less than or equal to the buffer amount of 15%:
$1,000
If the final commodity price is less than 85% of the initial commodity price, meaning the price has declined by an amount greater than the buffer amount of 15%:
($1,000 x commodity performance factor) + $150
This amount will be less than the stated principal amount of $1,000.  However, under no circumstances will the amount due at maturity be less than $150 per Buffered PLUS.

Buffer amount:	15%
Minimum payment at maturity:	$150 per Buffered PLUS (15% of the stated principal amount)
Leveraged upside payment:	$1,000 x commodity percent increase x leverage factor
Commodity percent increase:	(final commodity price – initial commodity price) / initial commodity price
Leverage factor:	200%
Commodity performance factor:	final commodity price / initial commodity price
Initial commodity price:	694¢, which is the commodity price on the pricing date
Final commodity price:	The commodity price on the valuation date, subject to adjustment for non-trading days and certain market disruption events.
Commodity price:
For any trading day, the official settlement price per bushel of deliverable-grade corn on the relevant exchange of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the relevant options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by the Chicago Board of Trade (“CBOT”) on such trading day.

Reuters, Bloomberg and various other third party sources may report prices of the underlying commodity.  If any such reported price differs from that as published by the CBOT for the underlying commodity, the price as published by CBOT or its successor will prevail.

Valuation date:	September 29, 2014, subject to postponement for non-trading days and certain market disruption events
CUSIP:	6174823V4
ISIN:	US6174823V45
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Buffered PLUS	$1,000	$21.25	$978.75
Total	$5,660,000	$120,275	$5,539,725
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $21.25 for each Buffered PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” on page 12 of the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 495 dated December 19, 2012
Prospectus Supplement for PLUS dated August 17, 2012
Prospectus dated November 21, 2011

The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.